Exhibit 12.1

Ratio of Earnings to Fixed Charges

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. You should read the ratio of earnings to fixed charges in conjunction with our consolidated financial statements and the related notes thereto which are incorporated by reference into this prospectus.

	Historical
	Years Ended December 31,					Six months ended June 30,
	2008	2009	2010	2011	2012	2013
	In thousands, except ratios
Fixed charges:
Interest expensed	$129,561	$124,706	$150,285	$157,185	$110,619	$51,624
Interest capitalized	1,623	1,617	1,343	1,835	1,322	1,021
Amortization of capitalized debt costs	5,175	5,887	5,671	10,000	10,417	3,830
Interest component of rental expense(1)	2,510	2,378	2,327	2,419	2,970	1,456

Total fixed charges	$138,869	$134,588	$159,626	$171,439	$125,328	$57,931

Earnings:
Net income (loss)	$6,380	$34,184	$(33,052)	$65,296	$101,857	$(61,736)
Add:
Income tax expense	(1,011)	14,570	2,670	7,877	31,757	(23,999)
Fixed charges	138,869	134,588	159,626	171,439	125,328	57,931
Amortization of capitalized interest	432	470	581	659	761	310

Less:
Interest capitalized	(1,623)	(1,617)	(1,343)	(1,835)	(1,322)	(1,021)

Total earnings	$143,047	$182,195	$128,482	$243,436	$258,381	$(28,515)

Ratio of total earnings to total fixed charges(2)	1.0x	1.4x	—	1.4x	2.1x	—

(1)	Approximately 1/3 of rent expense is deemed representative of the interest factor.
(2)	Our earnings were insufficient to cover our fixed charges for 2010 by approximately $31.1 million due to a non-cash fourth quarter charge for the impairment of long-lived assets. Our earnings were insufficient to cover our fixed charges for the six month period ended June 30, 2013 by approximately $86.4 million primarily due to the seasonal nature of the business.